SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

DELMAR PHARMACEUTICALS, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

247078108

  (CUSIP Number)

Dennis Brown
DelMar Pharmaceuticals, Inc.
Suite 720-999 West Broadway
Vancouver, British Columbia
Canada V5Z 1K5
(604) 629-5989

With Copies To:

Gregory Sichenzia, Esq.
David Manno, Esq.
Timothy O’Brien, Esq.
Sichenzia Ross Friedman Ference LLP
61 Broadway
New York, New York 10006
Tel: (212) 930-9700
Fax: (212) 930-9725

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 25, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐ .

 Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. 247078108	13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

Dennis Brown
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a) ☐
(b) ☐ Reporting person is affiliated with other persons
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
7	SOLE VOTING POWER

3,893,542
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY	0
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH	3,893,542
10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,893,542*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.9%**
14	TYPE OF REPORTING PERSON

IN
 * Represents (i) 1,253,542 shares of the Issuer’s common stock held directly by Mr. Brown, (ii) 1,650,000 shares of the Issuer’s common stock held by Valent Technologies LLC, (iii) 500,000 warrants to purchase shares of the Issuer’s common stock held by Valent Technologies LLC, (iv) 340,000 warrants to purchase shares of the Issuer’s common stock held directly by Mr. Brown, and (v) 150,000 options to purchase shares of the Issuer’s common stock. Mr. Brown is the sole member and owner of Valent and holds sole voting and dispositive power over its shares.
** Represents the percentage ownership based on 17,612,237 shares of common stock of DelMar Pharmaceuticals, Inc. outstanding as of February 5, 2013.

CUSIP No. 247078108	13D

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

Valent Technologies LLC
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a) ☐
(b) ☐ Reporting person is affiliated with other persons
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

California
7	SOLE VOTING POWER

2,150,000
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY	0
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH	2,150,000
10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,150,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.9% **
14	TYPE OF REPORTING PERSON

OO
 * Represents (i) 1,650,000 shares of the Issuer’s common stock held by Valent Technologies LLC, and (ii) 500,000 warrants to purchase shares of the Issuer’s common stock held by Valent Technologies LLC. Mr. Brown is the sole member and owner of Valent and holds sole voting and dispositive power over its shares.
** Represents the percentage ownership based on 17,612,237 shares of common stock of DelMar Pharmaceuticals, Inc. outstanding as of February 5, 2013.

Item 1. Security and Issuer

This Schedule 13D relates to the Common Stock, par value $0.001 per share (the “Common Stock”) of DelMar Pharmaceuticals, Inc., a Nevada corporation (the “Issuer”), whose principal executive offices are located at Suite 720-999 West Broadway, Vancouver, British Columbia, Canada V5Z 1K5.

Item 2. Identity and Background.

(a)	Dennis Brown, an individual and Valent Technologies LLC, a California limited liability company (“Valent”; together the “Reporting Persons”).

(b)

i.	The business address of Mr. Brown is Suite 720-999 West Broadway, Vancouver, British Columbia, Canada V5Z 1K5;

ii.	The business address of Valent is 100 San Mateo Drive, Menlo Park, CA 94025.

(c)	Mr. Brown is the Chief Scientific Officer and President of the Issuer. Mr. Brown is the sole member and owner of Valent.

(d)	Neither Mr. Brown nor Valent has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
Neither Mr. Brown nor Valent has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Brown is a citizen of the United States of America and Valent is formed under the laws of the State of California.

Item 3. Source and Amount of Funds or Other Consideration.

On January 25, 2013, pursuant to the exchange agreement previously disclosed by the Issuer on the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on January 31, 2013 (the “Exchange Agreement”) entered into by and among the Issuer, Del Mar Pharmaceuticals (BC) Ltd., a British Columbia corporation (“DelMar (BC)”, 0959454 B.C. Ltd., a British Columbia corporation and a wholly-owned subsidiary of the Issuer (“Callco”), 0959456 B.C. Ltd., a British Columbia corporation and a wholly-owned subsidiary of the Issuer (“Exchangeco”), and securityholders of DelMar (BC), Mr. Brown (i) exchanged 1,253,542 shares of common stock in DelMar (BC) for 1,253,542 shares of common stock in the Issuer; and (ii) converted 340,000 warrants and 150,000 options to purchase common stock in Delmar (BC) into 340,000 warrants and 150,000 options to purchase common stock in the Issuer.

On September 12, 2010, DelMar (BC) entered into a Patent Assignment Agreement (the “Assignment”) with Valent Technologies LLC pursuant to which Valent assigned to DelMar (BC) its rights to patent applications and the prototype drug product related to VAL-083. In accordance with the Assignment the consideration paid by DelMar (BC) was $250,000 to acquire the prototype drug product. In accordance with the terms of the Assignment, Valent is entitled to receive a future royalty on certain revenues derived from the development and commercialization of VAL-083. In the event that DelMar (BC) terminates the agreement, DelMar (BC) may be entitled to receive royalties from Valent’s subsequent development of VAL-083 depending on the development milestones DelMar (BC) has achieved prior to the termination of the Assignment.  In addition, under the terms of the Assignment, DelMar issued to Valent warrants to acquire 500,000 common shares at an exercise price of Cdn $0.50 per upon the completion of the financing transaction that closed in February 2012.

On April 30, 2012, DelMar (BC) issued 500,000 common shares in partial settlement of accounts payable in the amount of Cdn $250,000 (U.S. $253,050) owed to Valent.

On January 24, 2013, the Company issued to Valent 1,150,000 shares of common stock, in exchange for Valent agreeing to reduce certain royalties payable to it under the Assignment.

Item 4. Purpose of Transaction.

The Reporting Persons entered into the above-described transaction to effect a change in control of the Issuer.

In connection with the Exchange Agreement, effective January 21, 2013, the Issuer filed Articles of Merger with the Secretary of State of Nevada, pursuant to which the Issuer’s wholly-owned subsidiary, DelMar Pharmaceuticals, Inc. (formed solely for the purpose of effecting a change in the name of the Issuer), merged into the Issuer and the Issuer changed its name from Berry Only Inc. to DelMar Pharmaceuticals, Inc.

Except as described above, the Reporting Persons do not have a definitive plan, arrangement or understanding to seek to cause the Issuer to be merged, reorganized or liquidated, to sell or transfer any assets of the Issuer, to cause the Issuer to change its current board of directors or management, to cause any material change to its capitalization, dividend policy, business, corporate structure, charter or bylaws, to cause the common stock to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, or to take any action similar to the above.

Item 5. Interest in Securities of the Issuer.

(a)
As of the date hereof, the Mr. Brown beneficially owns 3,893,542 shares of the Issuer’s common stock, which represents approximately 20.9% of the Issuer’s common stock.  Valent beneficially owns 2,150,000 shares of the Issuer’s common stock, which represents approximately 11.87% of the Issuer’s common stock.  Mr. Brown is the sole member and owner of Valent and holds sole voting and dispositive power over its shares.

(b)	Mr. Brown may be deemed to hold sole voting and dispositive power over his 3,893,542 shares of common stock of the Issuer.

(c)
Other than the acquisition of the shares as reported herein, and as described under Item 4, the Reporting Persons have not effected any transactions in the shares of the Issuer during the past 60 days or since the most recent filing of Schedule 13D, whichever is less.

(d)
To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the 3,893,542 shares of common stock reported in Item 5(a).

(e)           Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as described above, there are no contracts, agreements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer.

SIGNATURES

 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

Dennis Brown

February 13, 2013	By:	/s/ Dennis Brown
Name: Dennis Brown

JOINT FILING AGREEMENT’

Pursuant to and in accordance with the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations thereunder, each party hereto hereby agrees to the joint filing, on behalf of each of them, of any filing required by such party under Section 13 or Section 16 of the Exchange Act or any rule or regulation thereunder (including any amendment, restatement, supplement, and/or exhibit thereto) with the Securities and Exchange Commission (and, if such security is registered on a national securities exchange, also with the exchange), and further agrees to the filing, furnishing, and/or incorporation by reference of this agreement as an exhibit thereto. This agreement shall remain in full force and effect until revoked by any party hereto in a signed writing provided to each other party hereto, and then only with respect to such revoking party.

IN WITNESS WHEREOF, each party hereto, being duly authorized, has caused this agreement to be executed and effective as of the date set forth below.

Dated:  February 13, 2013

Valent Technologies LLC

By:  /s/Dennis Brown

Dennis Brown, Managing Member/Owner

Dennis Brown

/s/ Dennis Brown

Dennis Brown